P.E. 1/31/02

02012839

FORM 6-K

333-9410

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange act of 1934

For the month of **January 2002**

Marsulex Inc.

111 Gordon Baker Road, Suite 300
North York, ON
M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F ______

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

MARSULEX INC.

HAMON RESEARCH-COTTRELL

For immediate release

MARSULEX TO LICENSE ITS LIMESTONE FLUE GAS DESULPHURIZATION TECHNOLOGY TO HAMON RESEARCH-COTTRELL

TORONTO, Canada and **Somerville, New Jersey,** January 21, 2002 – Marsulex Inc. (TSE: MLX) and New Jersey-based Hamon Research-Cottrell, Inc. (HRC) announced today that they have signed definitive agreements under which HRC will acquire certain assets of Marsulex's air pollution control business and become the exclusive licensee in North America for Marsulex's wet limestone/gypsum and dry lime flue gas desulphurization (FGD) technologies and a non-exclusive licensee outside North America. Marsulex currently has 13 licensees outside North America who apply the technologies internationally. Consistent with the other licensee arrangements currently in place, Marsulex will be paid a royalty on all future HRC installations that utilize these technologies. Marsulex will also provide on-going technical and marketing support to HRC.

No value was disclosed for the transaction, which is expected to close at the end of January.

Marsulex President and Chief Executive Officer, David Gee, said the license agreement is consistent with the Company's strategy to focus purely on outsourced services. "This transaction completes the transition of the business we acquired from GE in 1997, which was primarily a design and construction company with some promising new technology, into a business that is now focused on providing outsourced fee-based services incorporating our proprietary technology, to the power generation industry. Under the agreements with HRC we have established a powerful strategic alliance that will strengthen our ability to market our outsourced services."

Mr. Gee noted that the license arrangement with HRC for North America is consistent with the existing relationships with licensees outside North America. "We have the world's largest installed base of FGD units, over half of which are outside North America. We believe the same licensing arrangement that has successfully transferred technology to leading implementers internationally will work with HRC on this continent."

Jonathan Lagarenne, Chief Executive Officer of Hamon Corporation, said the transaction significantly strengthens Hamon R-C's product offering of air pollution control equipment and expands its customer base. "The addition of wet FGD scrubbing technology to our portfolio enhances our position as an industry leader for air quality control systems for the utility and industrial markets. Marsulex has clearly established itself as a preferred supplier of FGD units and we believe we can build on that with the broad range of products and services we offer. By retaining Marsulex's continuing participation in the technical and marketing aspects of the technology we hope to strengthen each other's position in the utility segment of the power generation market."

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Both Mr. Gee and Mr. Lagarenne noted that independent industry research indicates a huge growth opportunity for air quality control systems for the power generation industry. The dual effects of more stringent environmental regulations and the need for additional power generation plants are expected to require the expenditure of many millions of dollars on compliance assets. "The opportunities for both traditional limestone scrubbing technology and new technologies such as advanced sulphate scrubbing are enormous. The strong strategic alliance between Marsulex and HRC means we are in a favorable position to provide solutions for most flue gas compliance situations facing power generators."

About Hamon Research-Cottrell

Hamon Research-Cottrell, Inc. is a major provider of innovative system designs in air pollution control equipment offering dry and wet ESPs; baghouses (reverse gas, low/medium/high pressure pulse jets and COHPAC designs); NOx controls; U2A (tm) systems; acid gas abatement; ash handling; gas conditioning; air toxic controls; dust collection; gas to gas heat exchangers; lab modeling; and aftermarket services.

Hamon Research-Cottrell is a member of the worldwide HAMON Corporation – a comprehensive network of companies headquartered in Brussels, Belgium, which designs, engineers, manufactures, installs, repairs, and maintains chimneys, cooling towers, air cooled steam condensers, air pollution control equipment, heat recovery systems, and process heat exchangers for power and industrial applications.

About Marsulex

Marsulex, which is based in Toronto, Ontario, is a global provider of technology-based environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities, including the ownership and operation of compliance assets in the energy industry with a primary focus on power generation and oil refining, and the application of its technologies to industrial processes.

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For further information:

For Marsulex
David M. Gee
President and CEO
Tel: (416) 496-4178

Laurie Tugman
Executive Vice President & CFO
Tel: (416) 496-4157

For Hamon Corporation
Jonathan Lagarenne
Chief Executive Officer
Tel: (908) 333-2107

Jeff Antonelli
Vice President, Human Resources
Tel: (908) 547-3540

MARSULEX

NEWS RELEASE

MARSULEX MAKES NORMAL COURSE ISSUER BID

TORONTO, Ontario, January 29, 2002 – Marsulex Inc. (TSE:MLX) announced today that it has filed a Notice of Intention to make a Normal Course Issuer Bid with the Toronto Stock Exchange, pursuant to which the Corporation may purchase up to 1,404,347 of its common shares, representing approximately 5% of its 28,086,939 issued and outstanding common shares. The purchases may commence on February 1, 2002 and will terminate on January 31, 2003 or on such earlier date as Marsulex may complete its purchases pursuant to the Notice of Intention. The purchases will be made in accordance with the by-laws and rules of the TSE and will be purchased for cancellation. The prices that Marsulex will pay for any common shares will be the market price of such shares at the time of acquisition.

Marsulex believes that the current market price of its common shares does not fully reflect the value of its business and its future business prospects and represents a significant discount to management's estimate of the underlying net asset value of the shares. As a result, the Corporation believes that its outstanding common shares represent an attractive investment for the Corporation and an appropriate and desirable use of its available funds.

Marsulex is a global provider of technology-based environmental compliance solutions. It provides full-service outsourcing of environmental compliance activities including the ownership and operation of compliance assets and the guaranteed removal of by-products. Marsulex trades on the Toronto Stock Exchange under the symbol MLX. Website: www.marsulex.com.

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For further information:

David Gee
President & CEO
(416) 496-4178

Laurie Tugman
Executive Vice President & CFO
(416) 496-4157

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

January 30, 2002

By: ______________________
Lucio Milanovich
Director, Finance